Exhibit 4.1

August 3rd, 2007

[ALVC Logo]

To:	Dr. Avtar Dhillon
President & CEO
Inovio Biomedical Corporation
11494 Sorrento Valley Road
San Diego, CA 92121-1318
USA
Tel: 858-410-3117
Fax: 858-597-0451

Dear Avtar:

This letter agreement (the “Agreement”) will confirm the understanding and agreement between Asia Life Sciences Venture Consulting Inc. (“ALVC”) and Inovio Biomedical Corporation (the “Company” or “Inovio”) as follows:

The Company hereby engages ALVC on a non-exclusive basis for the purpose of (a) providing services on matters concerning investor and public relations, including but not limited to making introductions to brokers, analysts, institutional money managers, and other potential investors based in the territory (“Territory,” as defined below); (b) identifying opportunities for the license/sale (“License,” as defined below) of all or part of one of the Company’s therapy programs (“Program,” as more fully described on Exhibit B hereto); (c) advising the Company concerning opportunities for such License; and (d) as involved in and as requested by the Company, participating on the Company’s behalf in negotiations concerning such License.

1.               ALVC hereby accepts the engagement described in paragraph 1 and, in that connection, agrees to do the following, as requested by the Company:

(a)                                  prepare at Inovio’s request a descriptive memorandum concerning the Program, which memorandum shall not be made available to or used in discussions with prospective Licensees until both it and its use for that purpose have been approved by the Company;

(b)                                 develop and review with the Company, a list of parties, approved in advance by the Company, who might be interested in Licensing the Program (the “List”) and contact parties on the List only as approved by the Company; and

(c)                                  consult with and advise the Company concerning opportunities for the License of the Program which have been identified by ALVC and, if so requested by the Company, participate on the Company’s behalf in negotiations for such License.

2.               For purposes of this Agreement:

(a)                                  A “License” of the Program shall mean any transaction or series or combination of transactions (regardless of the form or structure thereof) within the Territory whereby, directly or indirectly, control of or a material interest in the Program is transferred for consideration.

(b)                                 The “Territory” is defined herein as North and South America, Europe, Asia, the countries of the former Soviet Union, the Middle East, and Africa. ALVC hereby acknowledges that the Territory may overlap with the geographical territory covered by the Company’s other consulting arrangements and that the Company may already be in contact with certain prospective Licensees in one or more segments of the Territory through other channels.

3.

(a)          The Company and ALVC shall mutually agree on the names of parties whom ALVC plans to contact concerning a License, which parties shall be set forth as the “List” as memorialized on Exhibit A hereto.

Beginning from the date of execution of this Agreement (the “Execution Date”), ALVC will on a regular basis, but no less frequently than once every 30 calendar days, provide written statements (“Periodic Reports”) to the Company with respect to parties it has contacted and parties that have contacted it in connection with the possible License of the Program.  The inclusion on the List of any parties that have independently contacted ALVC in connection with a possible License shall be at the Company’s discretion; the Company shall always have the right to exclude a prospective Licensee from the List, whether because it deems such prospective Licensee unsuitable or because it is already in contact with such prospective Licensee through other channels.  Each Periodic Report will be deemed complete and accurate as submitted, if within five business days after submission (i) ALVC has not submitted to the Company any corrections or addenda thereto and (ii) the Company has not submitted any questions or requests for corrections or addenda thereto to ALVC.

The parties will amend the List from time to time to add the names of parties as to which the Company, in its sole discretion, has given ALVC explicit, written, prior authorization to approach on the

Company’s behalf.  (Such parties shall either have been named by ALVC on a Periodic Report to the Company or shall have been identified by the Company to ALVC.)  ALVC shall not approach any potential licensee on the Company’s behalf until it receives explicit, written, prior authorization to do so from the Company.

(b)         The Company covenants to make available to ALVC all information concerning the Program which ALVC reasonably requests in connection with the performance of its obligations hereunder, to the extent the Company has the legal right to disclose such information.  All such information provided by or on behalf of the Company shall be reasonably complete and accurate and not misleading, and ALVC shall be entitled to reasonably rely upon the accuracy and completeness of all such information without independent verification.  The Company shall continue to advise ALVC regarding any material developments or matters relating to the Program which occur during the term of ALVC’s engagement hereunder, to the extent the Company has the legal right to do so.  ALVC shall not be at liberty to disclose any information regarding the Program, other than the information provided by the Company pre-approved for such disclosure, to any third party, including any prospective Licensee, until such third party has entered into a Confidential Disclosure Agreement with the Company, in substantially the form attached hereto as Exhibit C.  ALVC further covenants to return any and all materials and information regarding the Program promptly upon any termination of this Agreement, including seeking return of any materials

4.               The Company may refuse to discuss or negotiate a License with any party for any reason whatsoever and may terminate negotiations with any prospective Licensee at any time.

5.               As compensation for the services rendered by ALVC hereunder, the Company shall pay ALVC as follows:

(a)          Non-Refundable Retainer Fee - Non-refundable fee payable by the issuance and delivery in two tranches of up to 230,000 shares of common stock of the Company (the “Company Shares”) and warrants to purchase up to 150,000 shares of the common stock of the Company exercisable for five years from the date of issuance (the “Company Warrants”), as follows:

i.               The market value for the Company Shares shall be (i) the closing price per share of the Company’s common stock as reported on AMEX on the day prior to the Execution Date, or (ii) the closing price per share of the Company’s common stock as reported on the AMEX on the Execution Date, if such execution occurs after 4:00 p.m. Eastern Time.  The exercise price of the Company Warrants shall be USD$3.00 per share.

ii.            On the third business day after the Effective Date, as defined in Section 5(a)(v) below, (the “First Delivery Date”), the Company shall deliver to ALVC 115,000 Company Shares and 75,000 Company Warrants.

iii.            ALVC’s first Periodic Report shall be delivered to the Company no sooner than the first business day after the Effective Date and no later than the thirtieth (30th) day after the Execution Date; within five (5) business days from the date of the Company’s receipt of such Periodic Report, the Company shall deliver to ALVC another 115,000 Company Shares and 75,000 Company Warrants (the “Second Delivery Date”).

iv.           In the event ALVC fails to submit the first Periodic Report within the thirty-day period from the Execution Date, the Company shall have no obligation to deliver the balance of the Company Shares and Company Warrants until such time as a satisfactory Periodic Report is received by the Company. In the event the Company chooses to terminate the Agreement prior to the delivery of the first Periodic Report, the Company shall have no obligation to deliver the balance of the Company Shares and Company Warrants.  Under no circumstances will the Company have any obligation to pay the balance of the non-refundable retainer in cash or using consideration other than the Company Shares and Company Warrants.

v.              Within two days of the Execution Date, the Company shall file with the Securities and Exchange Commission (the “SEC”) a prospectus supplement relating to the issuance and sale of the Company Shares and Company Warrants to be issued by it pursuant hereto, including the shares of common stock underlying the Company Warrants, and the Company shall deliver the same to ALVC along with its base prospectus dated May 25, 2006 that the Company heretofore filed with the SEC, and ALVC shall acknowledge receipt thereof in writing.  Within two days of the Execution Date, the Company shall provide official notice of this Agreement to the American Stock Exchange (“AMEX”) and request approval for the additional listing of the shares of common stock issuable pursuant hereto; no Company Shares or Company Warrants shall be issued and delivered until the Company receives official notice of such approval from AMEX (the “Effective Date”).

vi.           ALVC hereby represents and warrants to the Company that (i) it is acquiring the Company Shares and Company Warrants for its own account for investment and not with a present view towards the distribution thereof; provided, however, that by making the foregoing representation, ALVC does not agree to hold the Company Shares and Company Warrants for any minimum or other specific term and reserves the right to dispose of the Company Shares and Company Warrants at any time; (ii) ALVC does not have any contract, understanding, or arrangement with any person to sell, transfer, or grant participation to such person or any third person with respect to the Company Shares and Company Warrants; and (iii) from the date 30 days prior to the Execution Date through 48 hours after the earlier of the Second Delivery Date or termination of this Agreement, there will be no short selling of Inovio stock by ALVC or by any of its principals, managers, members, or affiliates.  For purposes of this Section 5(a)(vi), a “Short Sale” by a ALVC or one of the individuals listed above means a sale of the Company’s common stock that is marked as a short sale and that is executed at a time when the selling party has no equivalent offsetting long position in the Company’s common stock.  For purposes of determining whether ALVC or an individual has an equivalent offsetting long position in the common stock, all common stock and all common stock that would be issuable upon conversion or exercise in full of all common stock equivalents then held by such selling party (assuming that such common stock equivalents were then fully convertible or exercisable, notwithstanding any provisions to the contrary, and giving effect to any conversion or exercise price adjustments scheduled to take effect in the future) shall be deemed to be held long by such selling party.

(b)         The Company shall have no obligation to make any other payments to ALVC hereunder with respect to any consideration received under any License, sale of product, or acquisition considered or entered into with any party, whether or not on the List, regardless of whether such License or other sales or acquisition arrangement is executed during the term of ALVC’s engagement hereunder or at any time following the effective termination of ALVCs engagement hereunder.

6.               The Company shall reimburse ALVC upon request for its reasonable professional and legal fees incurred in connection with its engagement hereunder. Members of ALVC will travel economy class.  To be eligible for such reimbursement, any expense in excess of $100 shall require prior written authorization of the Company.

7.               In acknowledgment of the proprietary information likely to be obtained by ALVC with regard to the Company and its opportunities, ALVC represents that it currently does not represent and covenants that during the term of this Agreement it will not represent any other entity engaged in the field of electroporation.

8.               The Company shall:

(a)                                  Indemnify ALVC and hold it harmless against any and all losses, claims, damages or liabilities actually incurred by ALVC as a result of third-party claims against ALVC in connection with the rendering of services by ALVC hereunder or the rendering of additional services by ALVC as requested in writing by the Company that are related to the services rendered hereunder, expressly excluding, however, any losses, claims, damages, or liabilities incurred in connection with a dispute between the parties in connection with any alleged breach by a party of its obligations hereunder, and any losses, claims, damages or liabilities resulting from the negligence or willful misconduct of ALVC; and

(b)                                 Reimburse ALVC for any reasonable legal or other expenses actually incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any third-party lawsuits, investigations, claims or other proceedings in connection with the rendering of services by ALVC hereunder or the rendering of additional services by ALVC, as requested by the Company in writing, that are related to the services rendered hereunder, expressly excluding, however, any expenses incurred in connection with a dispute between the parties in connection with any alleged breach by a party of its obligations hereunder), or resulting from the negligence or willful misconduct of ALVC.

The Company agrees that the indemnification and reimbursement commitments set forth in this paragraph 9 shall apply whether or not ALVC is a formal party to any such lawsuits, investigations, claims or other proceedings and that such commitments shall extend upon the terms set forth in this paragraph to any controlling person, affiliate, director, officer, or employee of ALVC (each, with ALVC, an “Indemnified Person”).  The Company further agrees that, without ALVC’s prior written consent, it will not enter into any settlement of a lawsuit, claim or other proceeding arising out of the transactions contemplated by this Agreement and materially involving ALVC’s interests, which consent will not unreasonably be withheld.

In connection with the foregoing, the Company at its own expense shall provide legal counsel for itself and the Indemnified Persons, which in the absence of irreconcilable conflict may be one and the same.

9.               Except as contemplated by the terms hereof or as required by applicable law or pursuant to an order entered or subpoena issued by a court of competent jurisdiction, ALVC shall keep confidential all material non-public information provided to it by the Company, and shall not disclose such information to any third party, other than such of its employees and advisors as ALVC determines to have a need to know, and provided that such employees and advisors are informed of and agreed to be bound by this section and the other provisions relating to the access of ALVC to the Company’s proprietary information found in paragraphs 4(b) and 8.

10.         The term of ALVC’s engagement hereunder shall be twenty-four (24) months from the Execution Date, unless terminated sooner as set forth below.  Subject to the provisions of paragraphs 4, 5(b), 8, 9, 12 and 13, which shall survive any termination or expiration of this Agreement, either party may terminate ALVC’s engagement hereunder at any time by giving the other party at least thirty (30) days prior written notice. Immediately upon receipt of such notice, ALVC shall cease all activity on the Company’s behalf, and ALVC shall neither solicit nor accept any solicitations of interest in the Program from third parties.  Following termination, the Company shall owe ALVC no further fees, except as set forth in paragraph 5 and 6.

11.         Nothing in this Agreement, expressed or implied, is intended to confer or does confer on any person or entity other than the parties hereto or their respective successors and assigns, and to the extent expressly set forth herein, the Indemnified Persons, any rights or remedies under or by reason of this Agreement or as a result of the services to be rendered by ALVC hereunder.  The parties acknowledge that ALVC is not acting as an agent of the Company or in a fiduciary capacity with respect to the Company and that ALVC is not assuming any duties or obligations other than those expressly set forth in this Agreement.

12.         The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

13.         This Agreement may not be amended or modified except in writing signed by each of the parties and shall be governed by and construed and enforced in accordance with the laws of the State of California. Any right to trial by jury with respect to any lawsuit, claim or other proceeding arising out of or relating to this Agreement or the services to be rendered by ALVC hereunder is expressly and irrevocably waived to the extent possible under applicable law.

14.         The parties acknowledge that ALVC’s duty to perform services hereunder is not transferable or assumable by any third party, including any individual affiliated with or any successor entity to ALVC, without the prior written consent of the Company; if ALVC shall become unable to perform the services contemplated by this agreement due to insolvency, bankruptcy, dissolution, or liquidation, the Company may immediately terminate this agreement at its discretion, regardless of the notice requirement in Section 10 and with no further payment or other obligations to ALVC.

If the foregoing correctly sets forth the understanding and agreement between ALVC and the Company, please so indicate in the space provided for that purpose below, whereupon this letter shall constitute a binding agreement as of the date hereof.

Asia Life Sciences Venture Consulting Inc.

By:	/s/ Vincent Lum	Date:	Aug 3/07
Vincent Lum, Managing Partner

AGREED:

Inovio Biomedical Corporation

By: /s/ Avtar Dhillon	Date:	8/3/07
Name: Avtar Dhillon, MD
Title: President and CEO

[EXHIBITS, WHICH ARE NOT RELEVANT TO THE ISSUANCE AND SALE OF INOVIO SHARES, WARRANTS OR WARRANT SHARES, THE CONSIDERATION THEREFOR OR THE TERMS THEREOF HAVE BEEN OMITTED]